                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                                   APPNET, INC.
           --------------------------------------------------------
                                (Name of Issuer)


                                   COMMON STOCK
           --------------------------------------------------------
                          (Title of Class of Securities)


                                    0001066197
           --------------------------------------------------------
                                 (CUSIP Number)


                              ROBERT M. TARKOFF, ESQ.
                                COMMERCE ONE, INC.
                                4440 ROSEWOOD DRIVE
                           PLEASANTON, CALIFORNIA 94588
                                  (925) 520-6000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 JUNE 20, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  9  Pages
                                        ---

CUSIP No. 0001066197             SCHEDULE 13D              Page  2  of  9  Pages
          ---------                                             ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Commerce One, Inc.                I.R.S. Identification No.: 68-0322810
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /

     N/A
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC, OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)

     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     STATE OF DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             6,765,501 (1)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power             11,660,906 (2)
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             6,765,501 (1)
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power             N/A
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     18,426,407 (1) (2)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     54.2%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


         (1) In the event the Option (discussed in Items 3 and 4 below) becomes exercisable and is exercised in full, Commerce One, Inc. ("Commerce One") will have sole voting power with respect to that number of shares equal to 19.9% of the then outstanding shares of Common Stock of AppNet, which, based upon the 33,997,491 shares of AppNet Common Stock outstanding as of June 20, 2000 (as represented by AppNet in the Merger Agreement discussed in Items 3 and 4) currently equals 6,765,501 shares of AppNet Common Stock. Prior to the exercise of the Option, Commerce One is not entitled to any rights as a stockholder of AppNet as to the shares of AppNet Common Stock covered by the Option. The Option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. Commerce One expressly disclaims beneficial ownership of any of the shares of AppNet Common Stock which are purchasable by Commerce One upon exercise of the Option until such time as Commerce One purchases any such shares of AppNet Common Stock upon any such exercise.
         (2) Approximately 11,660,906 shares (including options exercisable within 60 days of June 20, 2000) of AppNet Common Stock are subject to Voting Agreements entered into by Commerce One and certain stockholders of AppNet (discussed in Items 3 and 4 below). Commerce One expressly disclaims beneficial ownership of any of the shares of AppNet Common Stock covered by the Voting Agreements. Based on the number of shares of AppNet Common Stock outstanding as of June 20, 2000 (as represented by AppNet in the Merger Agreement discussed in Items 3 and 4), the number of shares of AppNet Common Stock indicated represents approximately 34.2% of the outstanding AppNet Common Stock, excluding the shares of outstanding shares of AppNet Common Stock issuable upon exercise of the Option.

CUSIP No. 0001066197             SCHEDULE 13D              Page  3  of  9  Pages
          ---------                                             ---    ---


ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D (this "Statement") relates to the Common Stock of AppNet, Inc., a Delaware corporation ("AppNet" or "Issuer"). The principal executive offices of AppNet are located at 6707 Democracy Boulevard, Suite 1000, Bethesda, Maryland 20817.

ITEM 2.  IDENTITY AND BACKGROUND

         The name of the corporation filing this statement is Commerce One, Inc., a Delaware corporation ("Commerce One"). Commerce One is a leader in global e-commerce solutions for business. The address of Commerce One's principal business is 4440 Rosewood Drive, Pleasanton, California 94588. The address of Commerce One's executive offices is the same as the address of its principal business.

         Set forth on Schedule A is the name of each of the directors and executive officers of Commerce One, and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, as of the date hereof to Commerce One's knowledge.

         Neither Commerce One, nor to Commerce One's knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e). To Commerce One's knowledge, except as set forth on Schedule A, each of the individuals identified on Schedule A is a citizen of the United States.

         As a result of entering into the form of Voting Agreement described in Items 3 and 4 below, the Reporting Person may be deemed to have formed a "group" with each of the Stockholders (as defined in Item 3 below), for purposes of Section 13(d)
         (3) of the Act and Rule 13d-5 (b) (1) thereunder. Commerce One expressly declares that the filing of this Schedule 13D shall not be construed as an admission by it that it has formed any such group.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to an Agreement and Plan of Reorganization dated as of June 20, 2000 (the "Merger Agreement"), among Commerce One, Constitution Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Commerce One ("Merger Sub") and AppNet, and subject to the conditions set forth therein (including approval by stockholders of AppNet), Merger Sub will merge with and into AppNet and AppNet will become a wholly-owned subsidiary of Commerce One (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of

CUSIP No. 0001066197             SCHEDULE 13D              Page  4  of  9  Pages
          ---------                                             ---    ---


         Merger Sub will be merged into AppNet with AppNet remaining as the surviving corporation (the "Surviving Corporation").

         As an inducement to Commerce One to enter into the Merger Agreement, Commerce One and AppNet entered into a Stock Option Agreement dated as of June 20, 2000 (the "Stock Option Agreement") pursuant to which AppNet granted Commerce One the right (the "Option"), under certain conditions, to acquire up to the number of shares of AppNet Common Stock sufficient to give Commerce One ownership of 19.9% of AppNet's outstanding Common Stock. AppNet's obligation to issue shares pursuant to the exercise of the Option is subject to the occurrence of certain events (discussed in Item 4 below), which may not occur. The granting of the Option was negotiated as a material term of the entire Merger transaction. Commerce One did not pay additional consideration to AppNet in connection with AppNet entering into the Stock Option Agreement and granting the Option. In the event the Option becomes exercisable, Commerce One anticipates it will use working capital for any exercise of the Option.

         As a further inducement for Commerce One to enter into the Merger Agreement and in consideration thereof, certain stockholders of AppNet (the "Stockholders") entered into individual voting agreements with Commerce One (collectively the "Voting Agreements") whereby each Stockholder agreed, severally and not jointly, to vote all of the shares of AppNet Common Stock beneficially owned by him in favor of approval and adoption of the Merger Agreement and approval of the Merger and certain related matters. Commerce One did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements.

         References to, and descriptions of, the Merger, the Merger Agreement, the Stock Option Agreement and the Voting Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Option Agreement and the Voting Agreement, respectively, included as Exhibits 1, 2 and 3, respectively, to this
         Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

ITEM 4.  PURPOSE OF TRANSACTION

         (a) - (b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of Commerce One, with and into AppNet in a statutory merger pursuant to the Delaware General Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease and AppNet will continue as the Surviving Corporation and as a wholly-owned subsidiary of Commerce One. Each holder of outstanding AppNet Common Stock will receive, in exchange for each share of AppNet Common Stock held by such holder, 0.8 shares of Commerce One Common Stock. Commerce One will assume each outstanding

CUSIP No. 0001066197             SCHEDULE 13D              Page  5  of  9  Pages
          ---------                                             ---    ---


         option to purchase AppNet Common Stock Option under AppNet's stock option plans.

         Pursuant to the Stock Option Agreement AppNet granted Commerce One the Option, under certain conditions, to acquire up to the number of shares of AppNet Common Stock sufficient to give Commerce One ownership of 19.9% of AppNet's outstanding Common Stock. AppNet's obligation to issue shares pursuant to the exercise of the Stock Option is subject to the occurrence of certain events (each, an "Exercise Event"), which may not occur. In general, an Exercise Event may be deemed to occur:
         (a) if there is a material breach by AppNet of the non-solicitation provisions of the Agreement; (b) if (i) the Board of Directors of AppNet or any committee thereof shall for any reason have withdrawn or shall have amended or modified in a manner adverse to Commerce One its unanimous recommendation in favor of, the adoption and approval of the Merger Agreement or the approval of the Merger; (ii) AppNet shall have failed to include in the Prospectus/Proxy Statement the unanimous recommendation of the Board of Directors of AppNet in favor of the adoption and approval of the Merger Agreement and the approval of the Merger; (iii) the Board of Directors of AppNet fails to reaffirm its unanimous recommendation in favor of the adoption and approval of the Merger Agreement and the approval of the Merger within five
         (5) days after Commerce One requests in writing that such recommendation be reaffirmed at any time following the announcement of an Acquisition Proposal (as defined in Section 5.4(a) of the Merger Agreement); (iv) the Board of Directors of AppNet or any committee thereof shall have approved or recommended any Acquisition Proposal (v) AppNet shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal; or (vi) a tender or exchange offer relating to securities of AppNet shall have been commenced by a Person (as defined in the Merger Agreement) unaffiliated with Commerce One and AppNet shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act of 1933, as amended, within ten (10) business days after such tender or exchange offer is first published, sent or given, a statement disclosing that AppNet recommends rejection of such tender or exchange offer; or (c) if the Merger Agreement is terminated by either Commerce One or AppNet because the Merger shall not have been consummated by January 31, 2001, or because the AppNet stockholders fail to approve the Merger Agreement and the Merger, and prior to the date of termination of the Merger Agreement a third party has announced an Acquisition Proposal and within twelve months following the termination of the Merger Agreement or acquisition of AppNet is consummated or AppNet enters into an agreement or letter of intent providing for such an acquisition.

         Pursuant to the Voting Agreements, the Stockholders have irrevocably appointed Commerce One as their lawful attorney and proxy. Such proxy gives Commerce One the limited right to vote each of the 11,660,906 shares (including options exercisable

CUSIP No. 0001066197             SCHEDULE 13D              Page  6  of  9  Pages
          ---------                                             ---    ---


         within 60 days of June 20, 2000) of AppNet Common Stock beneficially owned by the Stockholders in all matters related to the Merger. In exercising its right to vote the Shares as lawful attorney and proxy of the Stockholders, Commerce One (or any nominee of Commerce One) will be limited, at every AppNet stockholders meeting and every written consent in lieu of such a meeting to vote the Shares in favor of approval and adoption of the Merger Agreement, in favor of approval of the Merger and in favor of each matter that could reasonably be expected to facilitate the Merger. The Stockholders may vote the Shares on all other matters. The Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, and (ii) such date and time as the Merger Agreement shall have been terminated pursuant to Article VII thereof.

         The purpose of the transactions under the Voting Agreements and the Stock Option Agreement are to enable Commerce One and AppNet to consummate the transactions contemplated under the Merger Agreement.

         (c) Not applicable.

         (d) It is anticipated that upon consummation of the Merger, the directors of the Surviving Corporation shall be the current directors of Merger Sub. It is anticipated that the initial officers of the Surviving Corporation shall be the current officers of AppNet.

         (e) Other than as a result of the Merger described in Item 3 above, not applicable.

         (f) Not applicable.

         (g) Upon consummation of the Merger, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

         (h) - (i) If the Merger is consummated as planned, the AppNet Common Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

         (j) Other than described above, Commerce One currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D
         (although Commerce One reserves the right to develop such plans).

         References to, and descriptions of, the Merger Agreement, the Stock Option Agreement and the Voting Agreements as set forth above in this Item 4 are qualified

CUSIP No. 0001066197             SCHEDULE 13D              Page  7  of  9  Pages
          ---------                                             ---    ---


         in their entirety by reference to the copies of the Merger Agreement, the Stock Option Agreement and the Voting Agreement, respectively, included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As a result of the Voting Agreements, Commerce One may be deemed to be the beneficial owner of at least 11,606,906 shares of AppNet Common Stock (including options exercisable within 60 days of June 20, 2000). Such AppNet Common Stock constitutes approximately 34.2% of the issued and outstanding shares of AppNet Common Stock based on the number of shares of AppNet Common Stock outstanding as of June 20, 2000 (as represented by AppNet in the Merger Agreement discussed in Items 3 and 4). Commerce One may be deemed to have the shared power to vote the Shares with respect to those matters described above. However, Commerce One (i) is not entitled to any rights as a stockholder of AppNet as to the Shares and (ii) disclaims any beneficial ownership of the shares of AppNet Common Stock which are covered by the Voting Agreements.

         In the event the Stock Option becomes exercisable and is exercised in full, Commerce One will have the sole power to vote, and the sole power to dispose of, that number of shares equal to 19.9% of the then outstanding shares of AppNet Common Stock, which, based upon the 33,997,491 shares of AppNet Common Stock outstanding as of June 20, 2000, currently equals 6,765,501 shares of AppNet Common Stock.

         Set forth on Schedule B is the name of those stockholders of AppNet that have entered into a Voting Agreement with Commerce One, and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, to Commerce One's knowledge.

         To Commerce One's knowledge, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

         (c) To the knowledge of Commerce One, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

         (d) To the knowledge of Commerce One, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of AppNet reported on herein.

         (e) Not applicable.

CUSIP No. 0001066197             SCHEDULE 13D              Page  8  of  9  Pages
          ---------                                             ---    ---


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Merger Agreement and the exhibits thereto, including the Voting Agreements and the Stock Option Agreement, to the knowledge of Commerce One, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of AppNet, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Agreement and Plan of Reorganization, dated June 20, 2000 by and among Commerce One, Merger Sub and AppNet (incorporated by reference to exhibits to the Current Report on Form 8-K filed by Commerce One, Inc. on June 29, 2000 (File No. 000-26453)).

         2. Form of Voting Agreement, dated June 20, 2000, between Commerce One and certain stockholders of AppNet, (incorporated by reference to exhibits to the Current Report on Form 8-K filed by Commerce One,
             Inc. on June 29, 2000 (File No. 000-26453)).

         3. Stock Option Agreement dated June 20, 2000 by and between Commerce One and AppNet. (incorporated by reference to exhibits to the Current Report on Form 8-K filed by Commerce One, Inc. on June 29, 2000 (File No. 000-26453)).

CUSIP No. 0001066197             SCHEDULE 13D              Page  9  of  9  Pages
          ---------                                             ---    ---


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       September 5, 2000
                                       ----------------------------------------
                                       (Date)

                                       COMMERCE ONE, INC.

                                       /s/ ROBERT M. TARKOFF
                                       ----------------------------------------
                                       (Signature)

                                       Robert M. Tarkoff
                                       Senior Vice President,
                                       Corporate Development and
                                       General Counsel
                                       ----------------------------------------
                                       (Name/Title)

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                               COMMERCE ONE, INC.

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Commerce One. Except as indicated below, the business address of each such person is 4440 Rosewood Drive, Pleasanton, California 94588.


Officers Name                Title and Present Principal Occupation
-------------                --------------------------------------
Mark B. Hoffman              Chairman of the Board and Chief Executive Officer

Robert M. Kimmitt            Vice Chairman of the Board and President

Charles J. Donchess          Executive Vice President and Chief Strategy Officer

Mark S. Biestman             Senior Vice President, Worldwide Sales

Kirby B. Coryell             Senior Vice President, Services

Carl O. Falk                 Senior Vice President, Global Trading Web

Peter F. Pervere             Senior Vice President and Chief Financial Officer

Samuel C. Prather            Senior Vice President, Engineering

Robert M. Tarkoff            Senior Vice President Corporate Development,
                             General Counsel and Secretary

Thomas J. Gonzales           Senior Vice President and Chief Technology Officer

Jay M. Tenenbaum, Ph.D.      Senior Vice President and Chief Scientist

Directors Name            Title and Present Principal Occupation
--------------            --------------------------------------
John V. Balen             Director, General Partner of Canaan Partners

William B. Elmore         Director, Manager of Foundation Capital Management, L.L.C.

David H. J. Furniss*      Director, General Manager, Electronic Business of British
                          Telecommunications plc

Kenneth C. Gardner        Director, President and Chief Executive Officer of Sagent
                          Technology, Inc.

Thomas J. Gonzales        Director, Senior Vice President and Chief Technology Officer

William J. Harding        Director, General Partner of Morgan Stanley Dean Witter
                          Venture Partners

Mark B. Hoffman           Chairman of the Board and Chief Executive Officer

Robert M. Kimmitt         Vice Chairman of the Board and President

Noriyoshi Osumi**         Director, Vice President of NTT America

Jay M. Tenenbaum, Ph.D.   Director, Senior Vice President and Chief Scientist

Jeffrey T. Webber         Director, President of R.B. Webber & Company


 *Citizen of the United Kingdom
**Citizen of Japan

                                   SCHEDULE B


     The following table sets forth the name and present principal occupation or employment of each AppNet stockholder that entered into a voting agreement with Commerce One. Except as indicated below, the business address of each such person is 6707 Democracy Boulevard, Suite 1000, Bethesda, Maryland 20817.


   Voting Agreement                                                            Shares Beneficially
     Stockholder                     Present Principal Occupation                     Owned
     -----------                     ----------------------------                     -----
Ken S. Bajaj                      Chairman and Chief Executive Officer                2,694,444(a)
Jack Pearlstein                   Senior Vice President and Chief Financial              93,202(b)
                                  Officer
Sherry L. Rhodes                  Vice President and General Counsel                         --
Phillip A. Canfield               Principal, GTCR Golder Rauner, L.L.C.                   6,298
J.B.W. Cross                      Executive Vice President, Strategy Consulting          84,444
GTCR Fund VI, L.P.                ---                                                 8,586,795
GTCR VI Executive Fund, L.P.      ---                                                    61,559
GTCR Associates VI                ---                                                    19,441
Edward C. Meyer                   Chairman, Mitretek Systems, Inc.                        5,000
Richard N. Perle                  Chairman, Hollinger Digital, Inc.                      65,000
Bruce V. Rauner                   Managing Principal, GTCR Golder Rauner, L.L.C.         39,723
James R. Thompson                 Partner, Winston & Strawn                               5,000
                                                                                          -----

Total:                                                                               11,660,906


     (a) Represents 2,624,269 shares of outstanding AppNet Common Stock and 70,175 shares subject to options exercisable within 60 days of June 20, 2000.

     (b) Represents 47,368 shares of outstanding AppNet Common Stock and 45,834 shares subject to options exercisable within 60 days of June 20, 2000.